

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

May 20, 2008

Tomasz Zurawek
President and Chief Financial Officer
Nurse Solutions, Inc.
439 West Bockman Way
Sparta, TN 38583

> **Re:     Nurses Solutions, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed March 21, 2008 and Amendment Filed May 8, 2008**
> **File No. 333-141875**

Dear Mr. Zurawek:

We have reviewed your supplemental response letter dated May 8, 2008 as well as your filing and have the following comments. As noted in our comment letter dated April 10, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Item 8A. Controls and Procedures

1.  As previously requested, please provide the disclosures required under Item 307 of Regulation S-B. Also, file the certifications with the amendment.

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Please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director